Avicola Campesinos, Inc.

August 18, 2005

Members of the Board of Directors

Rica Foods, Inc.

200 South Biscayne Boulevard

Suite 4530

Miami, FL 33131

Avicola Campesinos, Inc. (Campesinos) is pleased to advise you of our intention to proceed with a transaction by which we would acquire all of the outstanding shares of common stock of Rica Foods, Inc. (Rica Foods) not currently owned by us for a price of $5.10 per share.

The transaction would be initiated by an all-cash tender offer to stockholders of Rica Foods to acquire shares at that price. If our offer is successful and our ownership of Rica Foods shares increases to at least 90%, we will, as soon as practicable after the tender offer, effect a short-form merger of Rica Foods into Campesinos in which the remaining stockholders will be entitled to receive the same price per share as in the tender offer. Stockholders electing to comply with Nevada law in connection with the merger will be entitled to exercise appraisal rights.

The tender offer, which we expect to commence as soon as practicable, will be conditioned on our receipt of valid tenders of enough shares to increase our ownership of Rica Foods to at least 90%. It is our understanding that, if this condition is met, we will have acquired in the tender offer more than a majority of the shares not owned by us, our parent company, our affiliates or by directors and executive officers of Rica Foods. We will not waive this condition.

Our offer will also be conditioned on other customary conditions but will not be conditioned on financing, since we expect to have the necessary financing in place before the tender offer commences. We and our parent company, Tenedora G.S., S.A., have received oral assurances from two financial institutions with respect to the financing of the price required for the purchase of all of the shares in the offer and in the merger and we expect to enter into definitive loan agreements with both of them before the commencement of the tender offer.

We believe that this offer is fair and in the best interests of the minority stockholders of Rica Foods. The price represents a premium over today’s closing price and, considering the illiquidity of the trading market for shares of Rica Foods, offers a useful opportunity for all minority stockholders, especially those holding significant numbers of shares, to sell at a price exceeding $5 per share.

We also believe that the proposed transaction makes sense for Campesinos since it will enable us to relieve Rica Foods of the expense of being a public company in the United States by permitting the de-listing of the company’s shares from the American

Stock Exchange and de-registration under the Securities Exchange Act of 1934. Our ultimate goal is to remove the company entirely to Costa Rica, where almost all of its operations are located.

We expect that you will consult with your legal counsel as to the formation of a special committee of independent directors to evaluate our offer and as to the retention by the special committee of its own financial and legal advisors to assist in this process. If a special committee is formed, we will be pleased to discuss with the committee and its advisors the terms of our offer and the reasons why we believe they are fair and in the best interests of the minority stockholders of Rica Foods. The special committee will, of course, be free to reach its own conclusions.

In considering our offer, you should be aware that we are interested only in acquiring the shares of Rica Foods not already held by us and we will not sell our interest in Rica Foods.

Concurrently with sending this letter to you, we, Tenedora, and Tenedora’s owners are filing with the Securities and Exchange Commission an amendment to our Schedule 13D, a copy of which accompanies this letter. Also concurrently with this letter, we are filing with the Commission a Schedule TO-C relating to this pre-commencement communication.

THIS LETTER AND THE DOCUMENTS THAT WE ARE FILING WITH THE COMMISSION CONCURRENTLY HEREWITH SHOULD NOT BE CONSTRUED AS AN OFFER TO PURCHASE SHARES OF COMMON STOCK. ANY SUCH OFFER WILL BE MADE BY MEANS OF A WRITTEN OFFER TO PURCHASE AND A TENDER OFFER DISCLOSURE STATEMENT. STOCKHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE AND TENDER OFFER DISCLOSURE STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE OFFER FILED WITH THE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS WILL RECEIVE THE OFFER TO PURCHASE AND RELATED DOCUMENTS (WHEN THEY BECOME AVAILABLE), FREE OF CHARGE, FROM CAMPESINOS AND WILL BE ENTITLED TO RECEIVE THESE DOCUMENTS, AS WELL AS OTHER DOCUMENTS TO BE FILED BY CAMPESINOS WITH RESPECT TO THE OFFER, FREE OF CHARGE AT THE COMMISSION’S WEB SITE, WWW.SEC.GOV.

We and our advisors will be pleased to meet with you and your advisors at any time. We look forward to cooperating with you in this process.

Very truly yours,

AVICOLA CAMPESINOS, INC.
Gerardo Matamoros, President